
mobistar

12g3-2(b) File No. 82 -4965


03022859

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

24 April 2003

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,



Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 6/24



News

22/04/2003
On a market coming to maturity, Mobistar enjoys an excellent first quarter in 2003

Brussels, 22 April 2003

During the first quarter, Mobistar has seen a substantial rise in the total number of active customers in the order of 2.34%, with the resulting impact of 14.1% revenue growth compared with the first quarter of 2002 and an increase in its ARPU* of 1.3% compared to December 2002.

On 31 March 2003, Mobistar had a total of 2,359,360 active customers, compared to 2,305,390 active customers on 31 December 2002. This represents an increase of no less than 54,000 new cards, or a rise in the order of 2.34% in only three months.

Turnover (total income from mobile and non-mobile services and sales of equipment) was also well up by 14.1%. First quarter 2003 turnover stood at 265.1 million euros, compared to 232.3 million euros for the first quarter of 2002.

ARPU* grew by 1.3% over the last three months. On 31 March 2003, the figure stood at 33.9 euros per month per active customer against 33.47 euros per month per active customer for the whole of 2002.